FROM CENTRICA PLC SECRETARIAT 01753-494019 T-867 P.01/02 F-798

82-4578

centrica

02 MAR 14 ... 8:49

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	14 March, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494007**or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised [redacted]y, distribute, or retain this message or any part of it.

02015852

Message:

Please find the following Stock Exchange Announcement/s sent out recently.

Regards

Eileen Baker

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

dw 3/14

Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

Centrica plc
REGISTERED IN ENGLAND NO: 3033654
REGISTERED OFFICE: Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2HA

T:\Secretariat\Stock Exchange Announcements\Updated Info Aug 2001\SEC Fax

14 March 2002

Luminus grows customer base in Belgium

Centrica plc has today announced that its Belgian joint venture Luminus, has reached agreement to acquire the electricity customers of four Belgian municipal utilities. The 24,000 customers, who are currently supplied by the towns of Izegem, Essen, Vorselaar and by Antwerp Harbour will transfer to Luminus in stages as the Flemish electricity markets open by 1 July 2003, the scheduled start date for residential market opening.

The acquisition, for a total consideration of 7.6m Euros (c£4.7million) in cash includes residential, commercial and industrial customers. This will give Luminus a combined customer base of nearly 800,000 customer accounts at market opening.

Simon Lewis, Centrica's Managing Director, Europe, said: "This is part of our strategy to build a significant customer base in Belgium and we now have a good platform to expand our market share throughout Benelux."

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes:

1. In June 2001, Centrica announced its purchase of a 50 per cent share in energy supply business Luminus N.V., established with a consortium of Flemish municipal utilities led by Interelectra and WVEM. Further details can be obtained from the news section of the Centrica website, www.centrica.com

2. The Belgian energy market is opening in stages. The last two stages of electricity deregulation in Flanders are the opening of the small and medium enterprise market in January 2003 and the residential market in July 2003.